September 15, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549-3628

Attn:	Suzanne Hayes
Scot Foley
Brian Pitko

Re:	Cytokinetics, Incorporated (the “Company”) – Request for Acceleration
Registration Statement on Form S-3 (File No. 333-206795)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m. Eastern Daylight Time on September 17, 2015, or as soon thereafter as is practicable.

Very truly yours,

CANTOR FITZGERALD & CO.

By:	/s/ Jeffrey Lumby
Name:	Jeffrey Lumby
Title:	Senior Managing Director